

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



1 April 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 2 Pages

dlw 4/19

Wgr - Wits Gold Completes A Scoping Study On The De Bron Project In The

Release Date: 19/03/2010 15:23:08 Code(s): WGR

FILE 82-34986

WGR - Wits Gold Completes A Scoping Study On The De Bron Project In The Southern Free State Goldfield
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
("Wits Gold" or "the Company")
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Wits Gold is pleased to announce that the Company has received positive results from an independent scoping study on its De Bron project, situated between Harmony`s Merriespruit and Joel Mines in the southern Free State goldfield. A National Instrument 43-101 report summarizing the results of the scoping study will be filed on SEDAR within 45 days of this press release. The De Bron area contains three principal conglomerates, the Beatrix, B and Leader Reefs situated at depths of the order of 500-1200 metres below surface. These reefs occur within 50 vertical metres of one another and are separated from the Company`s adjacent Bloemhoek project by the De Bron Fault. A pre-feasibility study completed at Bloemhoek, titled "Technical Report on the Pre Feasibility Study for the Bloemhoek Project, Southern Free State Goldfield, South Africa" and dated October 2009 defined a Probable Reserve of 31.6Mt with a plant head grade of 5.3g/t Au (5.4Moz). This report was undertaken by Gordon Cunningham and Tim Spindler (the "Qualified Persons") from Turnberry Projects, both of whom are independent of Wits Gold. Due to the 800 - 1000 metres of throw on the De Bron Fault, it has been assumed for the sake of this scoping study that the Bloemhoek and De Bron projects represent two standalone opportunities.

The De Bron scoping study has also been undertaken by the same Qualified Persons and considers two alternative mine designs. The first design is a medium sized 62.5kt/month operation with a conventional system of footwall haulages and box holes linked to raises. This design is based on a selected in situ Indicated Resource of 8.7Mt at 6.4g/t Au (1.8Moz) using a 4g/t cutoff and is planned to exploit the higher grade zones situated to the east of the De Bron Fault. The mineral resources discussed in this report are based upon a probability-weighted simulated resource not materially different from those previously disclosed in the National Instrument 43-101 technical report titled "Witwatersrand Consolidated Gold Resources Limited: Mineral Properties in the SOFS Goldfield, South Africa". This technical report was prepared by George Gilchrist and Shaun Hackett of Snowden Mining Industry Consultants dated May, 2009. Indicated mineral resources are not mineral reserves and do not have demonstrated economic viability. The samples from the De Bron drilling programme were assayed at Anglo American Research Laboratories, an ISO 17025 accredited laboratory.

It is anticipated that this mine will produce its first reef from development 35 months after commencing shaft sinking and achieve peak production of 118 000oz annually at a yield of 4.4g/t Au. During a 16 year life, the mine will produce 1.4Moz Au. The total capital required to develop the mine is estimated at R2 850 million (US$356 million at R8/US$), with peak funding of R1 994 million (US$249 million). The projected operating costs for the life of mine will be R495/tonne milled and include the recently announced Eskom tariff increases. Using a gold price of US$975/oz and an exchange rate of R8/US$ (R250 000/kg), a discounted cash flow model produces an Internal Rate of Return ("IRR") of 12.8% and a Net Present Value ("NPV") at a 5% discount rate of R1 192 million (US$149 million).

As an alternative for a possible future mine at De Bron, the Qualified Persons modelled a smaller high grade operation with a throughput of 30kt/month. This mine was designed to exploit the higher grade mineralisation in the northern sector of De Bron that contains an Indicated Resource of 4.6Mt at 7.0/t Au (1.0Moz), using a 4g/t Au cutoff. It is envisaged that this mine could produce its first gold 27 months after initiating shaft sinking using reef drives from the shaft position. Peak production will be 53 500oz annually at a yield of 4.8g/t Au. Total gold production during the 16 year life is anticipated to be 0.8Moz, whilst capital required is estimated at R1 793 million (US$224 million at R8/US$), with peak funding of R1 147 million (US$143 million). The projected operating costs for the life of mine will be R524/tonne milled, including the Eskom tariff increases. Using a gold price of US$975/oz and an exchange rate of R8/US$ (R250 000/kg), a discounted cash flow model produces an IRR of 11.1% and an NPV (5%) of R581 million (US$73 million).

Sensitivity analyses on both of these options illustrate strong gearing to changes in gold grade and price as well as an increase in the size of the shallow, high grade resource. The analyses suggest that a 20% increase in either

the gold grade or price, will have the effect of increasing the IRR`s to 19.4% and 17.6% respectively. Under these circumstances, additional drilling has been recommended, particularly in the high grade area situated in the northern part of De Bron.

FILE 82 - 34986

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management`s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the development of the mine at De Bron, required capital expenditures, the time required for the mine at De Bron to enter production, the length of time the mine at De Bron will operate at full production, the annual production of gold at the De Bron mine and other related statements are forward-looking information.

Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; fluctuations in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in current exchange rates; inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:
Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
19 March 2010

Date: 19/03/2010 15:23:08 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department